EXHIBIT 20


               COPY OF QUARTERLY REPORT TO STOCKHOLDERS


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                          ROHM AND HAAS COMPANY
                        FIRST QUARTER REPORT 1994




                            ID: COVER GRAPHIC



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FINANCIAL HIGHLIGHTS (Millions of dollars, except earnings per share)
- - -----------------------------------------------------------------------------
                                                          First Quarter
                                                   --------------------------
                                                                      Percent
                                                     1994     1993*   Change
                                                   --------------------------
Net sales                                            $856     $826       4
Net earnings                                           67       58      16
Net earnings per common share                        $.96     $.83      16
- - -----------------------------------------------------------------------------
*Earnings for 1993 have been restated to reflect the adoption of a new accounting standard for post-employment benefits. However, amounts shown above do not reflect a charge of $19 million for the cumulative effect of adopting this standard effective January 1, 1993.


SALES BY BUSINESS GROUP
Millions of dollars

        Agricultural Chemicals $130
              Plastics $152
                    Performance Chemicals $187
                          Polymers, Resins and Monomers $387


                     ID: GRAPHIC (STACKED BAR CHARTS)

SALES BY CUSTOMER LOCATION
Millions of dollars

        Latin America $51
              Pacific $118
                    Europe $209
                          North America $478


                     ID: GRAPHIC (STACKED BAR CHARTS)

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                            CHAIRMAN'S LETTER

The first three months of 1994 were good for Rohm and Haas. Unit volume grew 8 percent and we reported earnings of $67 million, up substantially from the same period a year ago.

The U.S. economy continued to improve and European economies also began to show signs of life. Currency effects are still unfavorable, but less so than they were last year. Our people are running the plants smoothly and keeping a tight lid on selling, administrative and research costs.

As for the rest of the year, I would expect selling prices, currency changes and raw material costs to be more stable in 1994 than they have been in recent history. Our financial success will rely primarily on volume growth and good cost control. Every part of the organization has been asked to hold costs flat and to find new ways of meeting higher demand for products and services without increasing spending. As we improve our efficiency we estimate we will reduce the size of the worldwide workforce by approximately 10 percent over the next three years.

Barring the unpredictable, 1994 will be a comeback year for Rohm and Haas in terms of its financial performance.

On a somber note, James C. Tabb, vice president and director of Corporate Human Resources, passed away on February 20th. Jim was a champion for a diverse, multi-cultural workforce who promoted leadership, training and teamwork throughout his 27-year career with Rohm and Haas. Marisa L. Guerin was appointed to fill this position. She was elected a vice president by the Board of Directors on May 2nd.


(J. LAWRENCE WILSON)
J. Lawrence Wilson
Chairman                                                    May 12, 1994

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                    MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 1994 VERSUS
FIRST QUARTER 1993

First quarter 1994 earnings were $67 million or 96 cents per common share, up 16% from last year's earnings of $58 million and 83 cents per common share (before cumulative effect of an accounting change). Sales of $856 million were 4% higher than reported in the prior-year period. The increase in earnings reflects strong volume growth in most businesses and all regions, smooth manufacturing operations and good cost management.

Polymers, Resins and Monomers (PRM) earnings were $36 million, up 3% compared to the prior period. Sales increased 5% due to 10% higher volume and a lower-priced product mix. Volume gains were due to strong sales in North America, particularly in architectural coatings, adhesives and specialty industrial polymers, and strong sales in Europe for all product lines. These volume gains, lower raw material costs and smooth plant operations were partly offset by the effect of 7% weaker European currencies and lower selling prices.

Plastics reported earnings of $15 million, up from $8 million reported in 1993. Sales increased 9% reflecting volume gains of 11%. Additives used in PVC and engineering resins had strong volume growth in the North American, European and Pacific regions. AtoHaas North America reported volume increases for Plexiglas MC sheet and molding powder. The improved earnings reflect the benefit of the volume increases and smooth plant operations partly offset by weaker European currencies. AtoHaas Europe reported a small loss for the quarter, a significant improvement compared to losses reported in the first quarter of 1993.

Performance Chemicals recorded earnings of $11 million, up from last year's earnings of $7 million. Sales and volume increased 4%, excluding the effect of the Supelco divestiture in 1993. The earnings increase was due to volume gains in Petroleum Chemicals and Shipley. Separations Technologies had volume increases in North America and Europe, but this was not enough to overcome continued erosion of selling prices due to intense competition, especially in the United States.

Agricultural Chemicals earnings of $18 million were flat compared to the first quarter of 1993. Sales increased 2% and volume was up 3%, primarily due to growth of Dithane fungicide in North America and Europe.

North American region earnings were $43 million, up 5% from 1993. PRM, Plastics and Performance Chemicals reported good growth resulting in a 9% volume increase and a 5% sales increase, excluding the Supelco divestiture. Lower raw material costs and smooth plant operations, along with the volume growth, were responsible for the earnings increase.

European region earnings were $22 million, up 22% from 1993. Excluding the effect of the sale of Supelco in 1993, volume increased 12% and sales were up 4%, reflecting 7% weaker European curren-

2

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cies.  PRM, Plastics and Agricultural Chemicals were responsible for the volume growth. Plants ran smoothly and raw material costs were below the 1993 first quarter, contributing to the earnings improvement.

Pacific region earnings of $11 million were up $6 million from the first quarter of 1993. Sales increased 11% on 6% higher volume, excluding the Supelco sale. The sales growth outpaced the volume growth due to the strengthening of the Japanese yen and a higher-priced product mix.

Latin America posted earnings of $4 million, flat compared with the first quarter of 1993. Sales were flat due to a 2% volume increase and a 2% decrease in selling prices. Good cost control throughout the region held selling and administrative and plant costs flat compared to last year.

Net sales were $856 million, up 4% from 1993 on an 8% volume increase. The first quarter gross profit margin was 37%, up from 36% in the prior period. Increased volume, smooth plant operations and favorable raw material prices were partly offset by lower selling prices and weaker European currencies.

Selling, administrative and research (SAR) expenses rose 4%, excluding the effect of currencies and the sale of Supelco, mainly due to inflationary pressures. Interest expense was flat because the benefit of lower interest rates was offset by lower capitalization of interest expense as part of construction costs. Affiliate earnings were breakeven in the current quarter compared to losses of $3 million in 1993 due to lower losses from the AtoHaas affiliates. Other expense, net, was $3 million for the period, up from $2 million in 1993. The effective tax rate for the quarter was 38% compared to 36% in 1993, reflecting the higher U.S. tax rate and higher taxes on foreign earnings.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $33 million, down $2 million from the 1993 year-end balance. Receivables and inventories were up $106 million and $20 million, respectively, during the first three months of the year, reflecting a normal seasonal pattern. The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 50% at the end of March, compared with 48% at year-end 1993.

Fixed asset additions during the first three months of 1994 totaled $45 million. Spending for the full year is estimated to be in the range of $385 million, and includes expenditures for capacity expansion for acrylic acid at Houston, Texas, a new research laboratory building at Bristol, Pennsylvania and a new biocides production facility at Bayport, Texas.

On May 2, 1994, the board of directors declared a regular quarterly dividend of $.35 per common share and $.6875 per preferred share, payable June 1, 1994, to stockholders of record on May 13, 1994.

                                                                          3

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                  ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION (Millions of dollars)
- - ------------------------------------------------------------------------------
 FIRST QUARTER 1994 AND 1993
- - ------------------------------------------------------------------------------

           Polymers,
          Resins and                  Performance  Agricultural
           Monomers       Plastics     Chemicals    Chemicals       Total
         ------------- ------------- ------------- ------------- -------------
         1994    1993  1994    1993  1994    1993  1994    1993  1994   1993
- - -------  ------------- ------------- ------------- ------------- -------------
North
America  $272    $257  $ 91    $ 84  $ 82    $ 86  $ 33    $ 37  $478   $464
- - -------  ------------- ------------- ------------- ------------- -------------
Europe     60      57    47      44    52      53    50      50   209    204
- - -------  ------------- ------------- ------------- ------------- -------------
Pacific    33      29     9       7    48      47    28      24   118    107
- - -------  ------------- ------------- ------------- ------------- -------------
Latin
America    22      24     5       5     5       6    19      16    51     51
- - -------  ------------- ------------- ------------- ------------- -------------
Total    $387    $367  $152    $140  $187    $192  $130    $127  $856   $826
- - -------  ------------- ------------- ------------- ------------- -------------


PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
- - -----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
- - -----------------------------------------------------------------------
Polymers, Resins and Monomers     10            North America      8
Plastics                          11            Europe            11
Performance Chemicals             (8)           Pacific            5
Agricultural Chemicals             3            Latin America      2
- - -----------------------------------------------------------------------
Worldwide                          8            Worldwide          8
- - -----------------------------------------------------------------------

4

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NET EARNINGS** BY BUSINESS GROUP AND CUSTOMER LOCATION
- - -----------------------------------------------------------------------------
                                                    Quarter Ended March 31,
                                                  ---------------------------
                                                     1994           1993+
                                                  ---------------------------
BUSINESS GROUP                                      (Millions of dollars)
                                                  ---------------------------
Polymers, Resins and Monomers                        $ 36           $ 35
Plastics                                               15              8
Performance Chemicals                                  11              7
Agricultural Chemicals                                 18             18
Corporate                                             (13)           (10)
- - -----------------------------------------------------------------------------
    Total                                            $ 67           $ 58
- - -----------------------------------------------------------------------------
CUSTOMER LOCATION
North America                                        $ 43           $ 41
Europe                                                 22             18
Pacific                                                11              5
Latin America                                           4              4
Corporate                                             (13)           (10)
- - -----------------------------------------------------------------------------
    Total                                            $ 67           $ 58
- - -----------------------------------------------------------------------------
Corporate includes non-operating items such as interest income and expense.


ANALYSIS OF CHANGE IN PER-SHARE EARNINGS**
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
- - -----------------------------------------------------------
                                                $/Share+
GROSS PROFIT                                   (after tax)
                                              -------------
Selling prices*                                   $(.17)
Physical volume and product mix                     .18
Raw material costs*                                 .07
Other manufacturing costs*                          .08
- - -----------------------------------------------------------
    Increase in gross profit                        .16
- - -----------------------------------------------------------
OTHER CAUSES
Selling, administrative and research expenses*     (.01)
Share of affiliate losses                           .04
Other                                              (.06)
- - -----------------------------------------------------------
    Decrease from other causes                     (.03)
- - -----------------------------------------------------------
Increase in per-share earnings                    $ .13
- - -----------------------------------------------------------

 * The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

** Net earnings and earnings per share for 1993 are before a charge of $19 million for the cumulative effect of an accounting change.

 + 1993 results have been restated to reflect a new accounting standard for postemployment benefits.

                  ROHM AND HAAS COMPANY AND SUBSIDIARIES


Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS (Subject to Year-end Audit)
- - ------------------------------------------------------------------------------
                                                      Quarter Ended March 31,
                                                     -------------------------
                                                         1994        1993*
                                                     -------------------------
CURRENT EARNINGS                                       (Millions of dollars)
                                                     -------------------------
Net sales                                               $   856     $   826
Cost of goods sold                                          539         526
- - ------------------------------------------------------------------------------
Gross profit                                                317         300

Selling and administrative expense                          147         145
Research and development expense                             47          48
Interest expense                                             12          12
Share of net losses of affiliates                            --          (3)
Other expense, net                                            3           2
- - ------------------------------------------------------------------------------
Earnings before income taxes                                108          90
Income taxes                                                 41          32
- - ------------------------------------------------------------------------------
Earnings before cumulative effect
   of accounting change                                      67          58
Cumulative effect of accounting change                       --         (19)
- - ------------------------------------------------------------------------------
NET EARNINGS                                            $    67     $    39
Less preferred stock dividends                                2           2
- - ------------------------------------------------------------------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS                                  $    65     $    37
- - ------------------------------------------------------------------------------

PER COMMON SHARE:
Earnings before cumulative effect
   of accounting change                                 $   .96     $   .83
Cumulative effect of accounting change                       --        (.28)
                                                     -------------------------
Net earnings                                            $   .96     $   .55
                                                     ------------------------

Dividends                                               $   .35     $   .33

Average number of common shares outstanding (000's)      67,672      67,579
- - ------------------------------------------------------------------------------

* Restated to reflect adoption of a new accounting standard for postemployment benefits in the third quarter of 1993, effective January 1, 1993.

See notes to consolidated financial statements.

6

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Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS (Subject to Year-end Audit)
- - ------------------------------------------------------------------------
                                               Quarter Ended March 31,
                                             ---------------------------
                                                 1994           1993*
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $  67          $  39
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Cumulative effect of accounting
         change, net of tax                         --             19
      Depreciation                                  57             53
      Deferred income taxes                         15             13
      Accounts receivable                         (106)          (111)
      Inventories                                  (20)            (9)
      Accounts payable                             (14)           (25)
      Gain on sale of facilities and
         investments                                --             (1)
      Other working capital changes, net             8            (29)
      Other, net                                     5             25
- - ------------------------------------------------------------------------
      Net cash provided (used) by
         operating activities                       12            (26)
- - ------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment         (45)           (72)
Proceeds from the sale of facilities and
   investments                                       3              1
Collection of notes receivable                      --             23
- - ------------------------------------------------------------------------
      Net cash used by investing activities        (42)           (48)
- - ------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt            --             30
Repayments of long-term debt                        (3)           (32)
Net change in short-term borrowings                 46             63
Payment of dividends                               (25)           (24)
Other, net                                          10              3
- - ------------------------------------------------------------------------
      Net cash used by financing activities        (28)           (40)
- - ------------------------------------------------------------------------
      NET DECREASE IN CASH AND CASH EQUIVALENTS  $  (2)         $ (34)
- - ------------------------------------------------------------------------

* Restated to reflect adoption of a new accounting standard for postemployment benefits in the third quarter of 1993, effective January 1, 1993.

See notes to consolidated financial statements.

                                                                          7

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                  ROHM AND HAAS COMPANY AND SUBSIDIARIES


Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Subject to Year-end Audit)
- - -----------------------------------------------------------------------------
                                         MARCH 31,    December 31,  March 31,
                                            1994          1993        1993*
                                         ------------------------------------
ASSETS                                           (Millions of dollars)
                                         ------------------------------------
Current assets:
   Cash and cash equivalents               $   33        $   35      $   57
   Receivables, net                           710           604         660
   Inventories (note d)                       414           394         446
   Prepaid expenses and other assets          156           167         171
- - -----------------------------------------------------------------------------
      Total current assets                  1,313         1,200       1,334
- - -----------------------------------------------------------------------------
Land, buildings and equipment               3,748         3,696       3,524
Less accumulated depreciation               1,881         1,827       1,736
- - -----------------------------------------------------------------------------
      Net land, buildings and equipment     1,867         1,869       1,788
- - -----------------------------------------------------------------------------
Other assets                                  442           455         468
- - -----------------------------------------------------------------------------
                                           $3,622        $3,524      $3,590
- - -----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                           $  127        $   83       $ 135
   Accounts payable and accrued
      liabilities                             572           615         503
   Accrued income taxes                        27             3          72
- - -----------------------------------------------------------------------------
      Total current liabilities               726           701         710
- - -----------------------------------------------------------------------------
Long-term debt                                698           690         729
Other liabilities                             711           692         723
Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note e)                          135           136         136
   Common stock: shares
      issued -- 78,652,380                    197           197         197
   Additional paid-in capital                 151           150         149
   Retained earnings                        1,486         1,444       1,449
- - -----------------------------------------------------------------------------
                                            1,969         1,927       1,931
   Less: Treasury stock (note f)              321           323         323
   Less: ESOP shares                          161           163         167
   Other equity adjustments                    --            --         (13)
- - -----------------------------------------------------------------------------
      Total stockholders' equity            1,487         1,441       1,428
- - -----------------------------------------------------------------------------
                                           $3,622        $3,524      $3,590
- - -----------------------------------------------------------------------------

* Restated to reflect adoption of a new accounting standard for postemployment benefits in the third quarter of 1993, effective January 1, 1993. Additionally, certain items have been reclassified to conform with current year financial statement presentation.

See notes to consolidated financial statements.

8

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - -----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1993.

(B) The company is a named party in various government enforcement and private actions associated with former waste disposal sites. The amounts charged to earnings before tax for environmental remediation were $4 million and $3 million for the three months ended March 31, 1994 and 1993, respectively. At March 31, 1994, the reserves for remediation were $191 million and probable insurance recoveries were $72 million.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)


                        MAR. 31,   Dec. 31,   Mar. 31,
                         1994       1993       1993
                       ---------   --------  ---------
Finished products and
  work in process        $310       $297       $342

Raw materials and
  supplies                104         97        104
                         ----       ----       ----

Total inventories        $414       $394       $446
                         ----       ----       ----

(E) The number of preferred shares issued and outstanding were:

    March 31, 1994                 2,703,301
    December 31, 1993              2,719,803
    March 31, 1993                 2,722,186

(F) The number of common treasury shares were:

    March 31, 1994                10,955,398
    December 31, 1993             11,007,436
    March 31, 1993                11,041,113


Dithane and Plexiglas are trademarks of Rohm and Haas Company.

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                        APPENDIX TO EXHIBIT 20

            (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
- - -----------     ----------------------------------------------------------
Cover             Company name with enlarged number 1

Stacked Bar       Description included in introduction to Exhibit 20
Charts            (not incorporated by reference)